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                       April 20, 2021

       David L. Roland
       Senior Vice President, General Counsel and Secretary
       Diamond Offshore Drilling, Inc.
       15415 Katy Freeway, Suite 100
       Houston, TX 77094

                                                        Re: Diamond Offshore
Drilling, Inc.
                                                            Application for
Qualification of Indenture on Form T-3
                                                            Filed April 15,
2021
                                                            File No. 022-29092

       Dear Mr. Roland:

               This is to advise you that we have not reviewed and will not review your application for qualification of indenture.

              Please refer to Section 307(c) of the Trust Indenture Act of 1939 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Irene Barberena-Meissner, Staff Attorney, at ###-##-#### with any questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Energy & Transportation
       cc:                                              Robert Britton, Esq.